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Filed pursuant to Rule 424(b)3
Registration Number 333-121067

PRICING SUPPLEMENT NO. 35
(To prospectus dated May 18, 2005 and prospectus supplement dated May 18, 2005)

U.S.$15,640,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES H

Principal Protected Global Growth Basket FX-Linked Notes
Due October 1, 2007

Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series H, this pricing supplement should also be read with the accompanying prospectus supplement, dated May 18, 2005 (the "MTN prospectus supplement") and the accompanying prospectus dated May 18, 2005 (the "base prospectus"). Terms used here have the meanings given them in the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

General:

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  Senior unsecured obligations of Lehman Brothers Holdings Inc.

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  Basket: The Basket will be comprised of six currencies (each a "Basket Currency" and collectively the "Basket Currencies"). The Basket Currencies are as follows: Australian Dollar (AUD), Canadian Dollar (CAD), Swedish Kroner (SEK), Norwegian Kroner (NOK), Euro (EUR) and Swiss Franc (CHF). The Australian Dollar, Canadian Dollar, Swedish Kroner and Norwegian Kroner each makes up a portion of the Basket with a weighting, on the date of this pricing supplement, of 25%. The Euro and Swiss Franc each makes up a portion of the Basket with a weighting, on the date of this pricing supplement, of -50%.

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  The notes are designed for investors who believe that the value of the Australian Dollar, Canadian Dollar, Swedish Kroner and Norwegian Kroner will appreciate relative to the value of the Euro and Swiss Franc over the term of the notes.

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  Stated maturity date: October 1, 2007.

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  Full principal protection if the notes are held to maturity.

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  Denominations: U.S.$10,000 and whole multiples of U.S.$10,000.

Payments:

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  No interest payments during the term of the notes.

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  Each note will receive a cash payment at maturity equal to the principal amount of the note plus the Additional Amount, if any, which payment is linked to the Basket.

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  Valuation Date: With respect to any Basket Currency, the latest Currency Business Day that is at least two New York Business Days prior to October 1, 2007.

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  For each U.S.$1 of principal amount, the Additional Amount is equal to 390% times the greater of (i) zero and (ii) the Basket Value, as described below.

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  Basket Value: The sum of the Basket Currency Quotients.

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  Basket Currency Quotient: For each Basket Currency, a quotient, the numerator of which is the Initial Basket Currency Amount for such Basket Currency and the denominator of which is the Final Currency Value for such Basket Currency.

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  Initial Basket Currency Amounts: With respect to AUD, 0.331345, with respect to CAD, 0.294550, with respect to SEK, 1.952750, with respect to NOK, 1.628000, with respect to EUR, -0.415800 and with respect to CHF, -0.647500.

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  Final Currency Value: For each Basket Currency, the spot exchange rate between the Basket Currency and the U.S. dollar expressed as the amount of Basket Currency per U.S. dollar for customary settlement in the spot foreign exchange market for the Basket Currency, as determined by the Calculation Agent on the Valuation Date.

Investing in the notes involves risks. Risk Factors Relating to the Notes begin on page PS-5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or any accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers Inc. proposes to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Lehman Brothers Inc. has agreed to purchase the notes from us at 100% of the principal amount.

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about September 30, 2005.

Lehman Brothers Inc., a wholly owned subsidiary of Lehman Brothers Holdings, makes a market in Lehman Brothers Holdings' securities. It may act as principal or agent in, and this pricing supplement may be used in connection with, those transactions. Any such sales will be made at varying prices related to prevailing market prices at the time of sale.

LEHMAN BROTHERS

September 27, 2005

SUMMARY INFORMATION—Q&A

This summary highlights selected information from this pricing supplement, the MTN prospectus supplement and the base prospectus to help you understand the notes. You should carefully read this pricing supplement, the MTN prospectus supplement and the base prospectus to understand fully the terms of the notes and the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should pay special attention to the "Risk Factors Relating to the Notes" section beginning on page PS-4 to determine whether an investment in the notes is appropriate for you.

What are the notes?

The notes will be a series of our senior debt that are linked to a basket (the "Basket") that measures the performance of the Australian Dollar (AUD), Canadian Dollar (CAD), Swedish Kroner (SEK), Norwegian Kroner (NOK) (the "Long Currencies") against the Euro (EUR) and Swiss Franc (CHF) (the "Short Currencies"). We refer to these currencies as the Basket Currencies.

The notes will rank equally with all other unsecured debt of Lehman Brothers Holdings, except subordinated debt, and will mature on October 1, 2007.

What payments will I receive on the notes before maturity?

None. Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return on principal at maturity.

What will I receive if I hold the notes until the stated maturity date?

Lehman Brothers Holdings has designed this type of note for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to participate in a possible increase in the value of the Long Currencies relative to the Short Currencies. At maturity, you will receive a payment per U.S.$1 of principal amount of your note, equal to the sum of:

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  U.S.$1; and

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  the Additional Amount, if any.

As a result, if you hold the notes until maturity, you will not receive less than the principal amount.

The payment on the stated maturity date may be postponed in certain circumstances, as described below under "Description of the Notes".

How will the Additional Amount be calculated?

The Additional Amount per U.S.$1 of principal amount will be equal to 390% times the greater of (i) zero and (ii) the Basket Value.

The Basket Value is the sum of the Basket Currency Quotients.

The Basket Currency Quotient for each Basket Currency is a quotient, the numerator of which is the Initial Basket Currency Amount for such Basket Currency and the denominator of which is the Final Currency Value for such Basket Currency.

The Initial Basket Currency Amounts for each Basket Currency are as follows:

With respect to AUD, 0.331345, with respect to CAD, 0.294550, with respect to SEK, 1.952750, with respect to NOK, 1.628000, with respect to EUR, -0.415800 and with respect to CHF, -0.647500.

Each Basket Currency has been assigned a weighting. The Australian Dollar, Canadian Dollar, Swedish Kroner and Norwegian Kroner each have a weighting, on the date of this pricing supplement, of 25%. A holder of the notes can be viewed as having a long position in these currencies. The Euro and Swiss Franc each have a weighting, on the date of this pricing supplement, of -50%. A holder of the notes can be viewed as having a short position in these currencies.

The Final Currency Value is the spot exchange rate between the applicable Basket Currency and the U.S. dollar expressed as the amount of Basket Currency per U.S. dollar for customary settlement in the spot foreign exchange market for the Basket Currency, as determined by the Calculation Agent on the Valuation Date.

You can review the historical performance of the Australian Dollar, Canadian Dollar, Swedish Kroner, Norwegian Kroner, the Euro and Swiss Franc, as well as the historical performance of the Basket, under "Exchange Rates".

How will I be able to find the value of the Basket at any point in time?

You can obtain the level of the Basket at any time by calling your Lehman Brothers sales representative.

Are there any risks associated with my investment?

Yes, the notes will be subject to a number of risks. See "Risk Factors Relating to the Notes" beginning on page PS-4.

What about taxes?

We intend to treat the notes as indebtedness subject to U.S. Treasury regulations that apply to contingent payment debt instruments. As a result, you will be subject to federal income tax on the accrual of original issue discount in respect of the notes based on the "comparable yield" of the notes, even though no interest payments will actually be made to you. The "comparable yield" of the notes will generally be the rate at which Lehman Brothers Holdings could issue a fixed rate debt instrument with terms and conditions similar to the notes. In addition, gain and, to some extent, loss on the sale, exchange or other disposition of notes will generally be ordinary income or loss. See "Certain United States Federal Income Tax Consequences."

What happens in the event of a Market Disruption Event on the Valuation Date?

If the Calculation Agent determines that a Market Disruption Event (defined below) has occurred on the scheduled Valuation Date, the Calculation Agent will make appropriate adjustments to any affected spot exchange rates in order to determine the Final Currency Value and, consequently, the Final Basket Value. See "Description of the Notes".

Who is Lehman Brothers Holdings?

Lehman Brothers Holdings Inc. ("Lehman Brothers Holdings") is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth clients and customers. Lehman Brothers Holdings' worldwide headquarters in New York and regional headquarters in London and Tokyo are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific region. See "Prospectus Summary—Lehman Brothers Holdings Inc." and "Where You Can Find More Information" on pages 1 and 58, respectively, of the base prospectus.

You may request a copy of any document Lehman Brothers Holdings Inc. files with the Securities and Exchange Commission, or the SEC, pursuant to the Securities and Exchange Act of 1934, at no cost, by writing or telephoning Lehman Brothers Holdings at the address set forth under the caption "Where You Can Find More Information" in the base prospectus.

What is the role of Lehman Brothers Inc.?

Lehman Brothers Inc., a subsidiary of Lehman Brothers Holdings, will be the calculation agent for purposes of determining the amount you receive at maturity. Potential conflicts of interest may exist between Lehman Brothers Inc. and you as a beneficial owner of the notes. See "Risk Factors Relating to the Notes—There are Potential Conflicts of Interest between Lehman Brothers Holdings or its Affiliates and Holders of the Notes" and "Description of the Notes."

Can you tell me more about the effect of hedging activity by Lehman Brothers Holdings?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the Basket Currencies or in other instruments, such as options, swaps or futures, based on the Basket Currencies or a Basket Currency. The cost of maintaining or adjusting this hedging activity could adversely affect the price at which your notes will trade in the secondary market and the amount payable on the notes at maturity. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines.

In what form will the notes be issued?

The notes of each series will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company or its nominee. Except in very limited circumstances you will not receive a certificate for your notes.

Will the notes be listed on a stock exchange?

No, the notes will not be listed on a stock exchange.

After the initial offering of the notes, Lehman Brothers Inc. intends to make a market in the notes and may stabilize or maintain the market price of the notes during the initial distribution of the notes. However, Lehman Brothers Inc. will not be obligated to engage in any of these market activities or to continue them once they are begun. No assurance can be given as to the liquidity of the trading market for the notes.

RISK FACTORS RELATING TO THE NOTES

Unlike ordinary debt securities, the return on the notes at maturity depends on changes in the value of the Long Currencies relative to the Short Currencies. The notes are a riskier investment than ordinary debt securities. Also, the notes are not equivalent to investing directly in the Basket Currencies. Before investing in the notes, certain risk factors should be carefully considered by prospective investors in the notes. Risks specific to the notes are described below and are in addition to, and should be read in conjunction with, the risk factors disclosed in the MTN prospectus supplement.

There Are No Interest Payments on the Notes

The amount payable of the notes at maturity will be determined by applying the formula set forth under "Description of the Notes" and will depend on the value of the Basket Currencies determined as of the Valuation Date (defined below). The notes will not bear interest except in the event that amounts due at maturity are not paid when due, as described under "Description of the Notes." Accordingly, a holder's return on the notes will depend solely on the Repayment Amount (defined below) received on the Maturity Date (defined below).

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The amount we will pay to you on the notes may be less than the return you could have earned on other investments. The notes do not pay any interest. As a result, if the Additional Amount (defined below) is less than approximately U.S.$0.0417 per U.S.$1 of principal amount, the yield on the notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Lehman Brothers Holdings of comparable maturity.

The Notes Are Subject to Foreign Exchange Rate Risk

Investors should consider the effect of the value of the Basket Currencies on the amount to be paid at the Maturity Date under the terms of the notes. The amount to be paid at the Maturity Date will be increased to the extent that the Long Currencies as a whole appreciate relative to the Short Currencies as a whole. If the Long Currencies as a whole depreciate relative to the Short Currencies as a whole, investors will only be paid the principal amount of their notes at the Maturity Date.

The relationship between Long Currencies and the Short Currencies vary based on a number of interrelated factors, including economic, financial and political events that we cannot control. The value of the Basket Currencies relative to the U.S. dollar has in the past been, and may continue to be, volatile. The value of the Basket Currencies, which depends on the supply and demand for the Basket Currencies, may be affected by political, economic, legal, accounting and tax matters specific to the countries in which the Basket Currencies are circulated as legal tender. These matters include, among other things, the possibility that exchange controls with respect to the Basket Currencies could be imposed or modified. In addition, the value of the Basket Currencies may be affected by the operation of, and the identity of persons and entities trading on, interbank and interdealer foreign exchange markets in the United States and elsewhere. There can be no assurance that the value of the Long Currencies will be higher than the value of the Short Currencies.

Such value also varies with market expectations as to future exchange rates and other current and anticipated conditions. See "Exchange Rates—Historical Data on the Basket Currencies".

Holders of the Notes May Lose Part of Their Investment

Holders of the notes may lose part of their investment if they buy the notes in the secondary market at a price above the initial public offering price or sell the notes in the secondary market before its maturity.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May be Substantially Less Than the Amount You Originally Invest

We believe that the trading price of your notes in the secondary market will be affected by the supply of and demand for the notes, the value of each Basket Currency relative to the U.S. dollar and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant:

The Exchange Rates for the Basket Currencies.    We expect that a significant component of the market value of the notes at any given time will be the U.S. dollar exchange rate for each currency in the Basket Currencies at that time relative to the U.S. dollar exchange rate for each Basket Currency on the date of this pricing supplement. However, changes in the value of each Long Currency relative to a Short Currency may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes when the relative values of the Short Currencies exceed the values of the Long Currencies, you may receive substantially less than the amount that would be payable at maturity based on those values because of expectations that the values of the Long Currencies relative to the Short Currencies will continue to fluctuate between that time and the time when ending values of the Basket Currencies are determined. If you choose to sell your notes when the values of the Short Currencies are below the values of the Long Currencies, you may receive less than the amount you originally invested. The value of each Basket Currency relative to the U.S. dollar will be influenced by both the complex and interrelated global and regional political, economic, financial and other factors that can affect the currency markets on which the Basket Currencies are traded. The U.S. dollar exchange rate for each Basket Currency is at any moment a result of the supply and demand for the two currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country of each Basket Currency and the United States, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in those countries and in the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of those countries, the United States and other countries important to international trade and finance.

Volatilities of the Basket Currencies.    Volatility is the term used to describe the size and frequency of market fluctuations. If the volatilities of the exchange rates for the Basket Currencies change during the term of the notes, the market value of the notes may decrease.

Intervention in the Currency Markets by the Countries Issuing the Basket Currencies.    Foreign exchange rates can either be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments, including those issuing the Basket Currencies, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amount payable could be affected by the actions of sovereign governments that could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders. There will be no offsetting adjustment or change made during the term of the notes in the event that the exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting the Basket Currencies or the U.S. dollar, or any other currency.

Interest Rates.    We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase. In addition, increases in U.S. interest rates relative to interest rates in the countries issuing the Basket Currencies may decrease the future value of the U.S. dollar relative to the Basket Currencies, as implied by currency futures contracts, which would generally tend to increase the value of the notes, and decreases in U.S. interest rates, as implied by currency futures contracts, which would generally tend to reduce the value of the notes. Increases in interest rates in the countries issuing the Basket Currencies relative to U.S. interest rates may decrease the future values of the Basket Currencies relative to the U.S. dollar, as implied by currency futures contracts, which would generally tend to decrease the value of the notes, and decreases in interest rates in the countries issuing Basket Currencies relative to U.S. interest rates may increase the future values of the currencies in the group relative to the U.S. dollar, as implied by currency futures contracts, which would generally tend to increase the value of the notes. Interest rates may also affect the economies of the countries issuing the Basket Currencies or of the United States and, in turn, the exchange rates and therefore the values of the Basket Currencies relative to the U.S. dollar.

Time Premium or Discount.    As a result of a "time premium or discount," the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of each Basket Currency relative to the U.S. dollar. A "time premium or discount" results from expectations concerning the value of each currency in the group relative to the U.S. dollar during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, thereby increasing or decreasing the market value of the notes.

Our Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in our credit ratings, financial condition or results may affect the market value of the notes.

The impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as an increase in the value of each Basket Currency relative to the U.S. dollar.

The Use of a Return on a Group of Currencies Instead of a Single Currency Return May Lower the Return on Your Investment

Because the Additional Amount will be based on the sum of the Initial Basket Currency Amount divided by the Final Currency Value (defined below) for each Basket Currency, an increase in the values of some but not all of the Basket Currencies relative to the U.S. dollar may be substantially or entirely offset by decreases in the values of the other Basket Currencies relative to the U.S. dollar during the term of the notes.

The Formula for Determining the Repayment Amount Does Not Take into Account all Developments in the Basket Currencies

Changes in the spot exchange rates of the Basket Currencies or the U.S. dollar during the term of the notes before the Valuation Date will not be reflected in the determination of the Repayment Amount payable on the Maturity Date. In determining the Repayment Amount, the Calculation Agent will utilize only the Initial Basket Currency Amount determined as of the date of this pricing supplement and the Final Currency Values on the Valuation Date. No other spot exchange rates will be taken into account.

Holders of the Notes Have No Rights to Receive any Basket Currencies

Investing in the notes will not entitle holders of the notes to receive any of the Basket Currencies. The Repayment Amount of the notes will be paid in U.S. dollars, and holders of the notes will have no rights to receive physical delivery of any monies in a currency other than the U.S. dollar.

Trading and Other Transactions by Lehman Brothers in Basket Currencies May Impair the Value of the Notes

Lehman Brothers or one or more of its affiliates may hedge its obligations under a swap that Lehman Brothers Inc. expects to enter into with us relating to the offered notes by purchasing or selling some or all of the Basket Currencies or the U.S. dollar, options or futures on such currencies or other instruments linked to such currencies, and adjust the hedge by, among other things, purchasing or selling any of the foregoing, at any time and from time to time, and by unwinding the hedge by selling any of the foregoing, perhaps on or before the Valuation Date. Lehman Brothers or its affiliates also may enter into, adjust and unwind hedging transactions relating to other currency-linked notes whose returns are linked to the same currencies. Any of these hedging activities may adversely affect the spot exchanges rates of any or all of the Basket Currencies and therefore the market value of the notes and the amount payable on the notes at maturity. It is possible that Lehman Brothers or its affiliates could receive substantial returns with respect to these hedging activities while the value of the notes may decline.

Lehman Brothers and its affiliates also may engage in trading in one or more of the Basket Currencies, or instruments whose returns are linked to the basket of Basket Currencies or any single Basket Currency for their proprietary accounts, for other accounts under their management or to facilitate transactions on behalf of customers. Any of these activities of Lehman Brothers or its affiliates could adversely affect the spot exchange rates of any or all of the Basket Currencies and, therefore, the value of the notes and the amount payable on the notes on the Maturity Date. Lehman Brothers and its affiliates also have issued or underwritten on behalf of other issuers, and in the future may issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of one or more of the Basket Currencies. By introducing competing products into the marketplace in this manner, Lehman Brothers or its affiliates could adversely affect the value of the notes and the amount payable on the notes on the Maturity Date.

There Are Potential Conflicts of Interest between Lehman Brothers or its Affiliates and Holders of the Notes

Lehman Brothers Inc., or another affiliate of Lehman Brothers Holdings, expects to be the counterparty to the hedge of our obligation under the notes and will be obligated to pay to us on the Maturity Date of the notes an amount equal to the excess, if any, of the Repayment Amount over the principal amount of the notes. As Calculation Agent for the notes, Lehman Brothers Inc. will have discretion in making various determinations that affect the notes, including the determination of the Final Currency Values as of the Valuation Date, the calculation of the Additional Amount, if any, and the Repayment Amount, and the making of appropriate adjustments to Basket Currencies in the event of the occurrence or continuation of a Market Disruption Event on the Valuation Date. The exercise of this discretion by Lehman Brothers Inc. could adversely affect the value of the notes and may present the Calculation Agent with a conflict of interest to the extent that the Calculation Agent's trading activities or the determinations made by the Calculation Agent in respect of the notes affect the payments due to or from the Calculation Agent under the related hedge transaction or the value of the investments held by the Calculation Agent's proprietary or managed accounts. The discretion the

Calculation Agent will have in determining issues with respect to the Basket Currencies and the amount payable on the notes is more fully described under "Description of the Notes."

Even Though Currency Trades Around-the-Clock, Your Notes Will Not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the notes will not conform to the hours during which the Basket Currencies and the U.S. dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers' offices, in bank foreign currency trading offices and to others who wish to subscribe to this information, but this information will not necessarily be reflected in the value of the Final Currency Values used to calculate the Additional Amount. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

The Market for the Notes is Illiquid

The notes will not be listed on any securities exchange, and there can be no assurance that there will be a secondary market for the notes. Lehman Brothers intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

The Valuation Date and Maturity Date may be Postponed if a Market Disruption Event Occurs

If the Calculation Agent determines that a Market Disruption Event has occurred on the scheduled Valuation Date for any Basket Currency, the Valuation Date for that Basket Currency will be postponed until the next succeeding Currency Business Day (as defined below) and the Maturity Date will be two New York business days after the latest postponed Valuation Date. As explained below, if the Final Basket Value for any Basket Currency is not capable of calculation as of the next succeeding Currency Business Day after the scheduled Valuation Date because of an occurring or continuing Market Disruption Event, the Calculation Agent will determine the Final Currency Value for that Basket Currency taking into consideration all available information that in good faith it deems relevant.

The U.S. Federal Income Tax Treatment Is Uncertain

There are no relevant authorities that directly address the U.S. federal income tax treatment of instruments such as the notes, and no ruling has been sought from the Internal Revenue Service in connection with the issuance of the notes. Accordingly, the U.S. federal income tax characterization of the notes is uncertain. We intend to take the position that the notes will be treated for U.S. federal income tax purposes as indebtedness subject to U.S. Treasury regulations applicable to contingent payment debt instruments and, by purchasing the notes, investors will be deemed to have agreed to such treatment. Moreover, we intend to treat the notes as not subject to special rules governing contingent payment debt instruments whose payments are denominated in, or determined by reference to foreign currencies. There can be no assurance that the IRS will agree with such characterization. A different characterization of the notes may affect the amount, timing and character of income, gain or loss recognized by a U.S. Holder in respect of a note. Prospective purchasers of notes should consult their own tax advisors as to the possible alternative characterizations of the notes and the U.S. federal income tax consequences of such characterizations. See "Certain United States Federal Income Tax Consequences."

DESCRIPTION OF THE NOTES

The U.S.$15,640,000 aggregate principal amount Principal Protected Global Growth Basket FX-Linked Notes Due October 1, 2007 offered hereby are Medium-Term Notes, Series H, of Lehman Brothers Holdings Inc. The notes will be issued in book-entry form only, and will be eligible for transfer through the facilities of DTC or any successor depository. See "Book-Entry Procedures and Settlement" in the base prospectus.

The notes will be issued in minimum denominations of U.S.$10,000 and in integral multiples of U.S.$10,000 in excess thereof, and will have a stated "Maturity Date" of October 1, 2007, or if such day is not a New York business day, on the next following New York business day, provided that if the Valuation Date for any Basket Currency is postponed as described below, then the Maturity Date will be two New York business days following the latest postponed Valuation Date.

The notes are offered as foreign exchange-linked notes with portions of the amount payable at the Maturity Date indexed to the spot exchange rates of a basket of six currencies consisting of the Australian Dollar (AUD), Canadian Dollar (CAD), Swedish Kroner (SEK) and Norwegian Kroner (NOK) (the "Long Currencies") in relation to the Euro (EUR) and Swiss Franc (CHF) (the "Short Currencies" and, together with the Long Currencies, the "Basket Currencies"). Each Long Currency makes up a portion of the Basket with a weighting, on the date of this pricing supplement, of 25%. Each Short Currency makes up a portion of the Basket with a weighting, on the date of this pricing supplement, of -50%.

Holders of the notes will receive on the Maturity Date a single payment in U.S. dollars in an amount equal to the Repayment Amount as described below. No interest will accrue during the term of the notes and no interest will be payable at maturity except in the event that the Repayment Amount is not paid when due, as described below.

The Repayment Amount will be calculated by the Calculation Agent on the Valuation Date. The "Valuation Date", with respect to any Basket Currency, is the latest Currency Business Day for that Basket Currency that is at least two New York business days prior to October 1, 2007, subject to postponement in the event of a Market Disruption Event as described below.

The "Repayment Amount" for each note will be an amount equal to the sum of the principal amount of each note plus the Additional Amount, if any, for each U.S.$1 of principal amount of the note. The Additional Amount is linked to the spot exchange rates of the Long Currencies relative to the Short Currencies. If the Final Basket Value per U.S.$1 of principal amount is greater than U.S.$1, then the Additional Amount will be greater than zero. Holders of the notes will receive on the Maturity Date an amount equal to not less than the principal amount of each note notwithstanding a depreciation of the Long Currencies as compared to Short Currencies.

The "Additional Amount" per U.S.$1 of principal amount of each note will be 390% times the greater of (i) zero and (ii) the Basket Value. The "Basket Value" is the sum of the Basket Currency Quotients. The "Basket Currency Quotient" is, for each Basket Currency, a quotient, the numerator of which is the Initial Basket Currency Amount for such Basket Currency and the denominator of which is the Final Currency Value for such Basket Currency.

The "Initial Basket Currency Amount" of each Basket Currency is, with respect to AUD, 0.331345, with respect to CAD, 0.294550, with respect to SEK, 1.952750, with respect to NOK, 1.628000, with respect to EUR, -0.415800 and with respect to CHF, -0.647500.

The "Final Currency Value" of each Basket Currency is equal to the spot exchange rate between the Basket Currency and the U.S. dollar in the interbank market, expressed as the amount of Basket

Currency per U.S. dollar on the Valuation Date, as reported by Reuters on the applicable page, or any substitute page, and at the approximate time set forth in the following table:

Basket Currency	Reuters Page	Rate	Applicable Currency Business Day
AUD	1FEE	Quotient, the numerator of which is 1 and the denominator of which is the daily spot rate reported under the heading "AUD" at 12:00 p.m. New York Time	New York
CAD	1FED	Daily spot rate reported under the heading "CAD" at 10:00 a.m. New York Time	New York
SEK	1FED	Daily spot rate reported under the heading "SEK" at 10:00 a.m. New York Time	New York
NOK	1FED	Daily spot rate reported under the heading "NOK" at 10:00 a.m. New York Time	New York
EUR	1FED	Quotient, the numerator of which is 1 and the denominator of which is the daily spot rate reported under the heading "EUR" at 10:00 a.m. New York Time	New York
CHF	1FED	Daily spot rate reported under the heading "CHF" at 10:00 a.m. New York Time	New York

If no spot quotation is available for any Basket Currency from the applicable Reuters page as described above, or there occurs an event that generally makes it impossible to convert any of the Basket Currencies into U.S. dollars through customary legal channels, or to obtain a firm quote of any of the exchange rates between the Basket Currencies and the U.S. dollar on the Valuation Date, that, in the good faith determination of the Calculation Agent, affects the valuation of the Final Basket Value or our ability or any similarly situated party to hedge its exposure or to unwind all or a material portion of a hedge with respect to the notes ("Market Disruption Event"), then the Valuation Date for that Basket Currency will be postponed to the next succeeding Currency Business Day for that Basket Currency. If the Final Currency Value for that Basket Currency is not capable of calculation as of the next succeeding Currency Business Day because of an occurring or continuing Market Disruption Event, the Calculation Agent will determine the Final Currency Value for that Basket Currency taking into consideration all available information that in good faith it deems relevant.

A "Currency Business Day" with respect to any Basket Currency means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close (including for dealings in foreign exchange in accordance with the practice of the foreign exchange market) in the city listed in the table above under "Applicable Currency Business Day" for that Basket Currency.

The notes are not subject to redemption at our option or to repayment at the option of the Holders of the notes prior to the Maturity Date.

In case an event of default (as described in the base prospectus) with respect to any note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the notes will be determined by the Calculation Agent and will equal, for each note, the Repayment Amount, calculated as though the maturity of the notes were the date of early repayment. If a bankruptcy proceeding is commenced in respect of Lehman Brothers Holdings, the claim of the beneficial owner of a note will be capped at the Repayment Amount calculated as though the maturity date of the notes were the date of the commencement of the proceeding.

Any overdue payment in respect of the Repayment Amount of any note on the Maturity Date will bear interest until the date upon which all sums due in respect of such note are received by or on behalf of the relevant Holder, at the rate per annum that is the rate for deposits in U.S. dollars for a period of six months that appears on the Reuters Screen LIBOR page as of 11:00 a.m. (London time) on the first London business day following such failure to pay. Such rate will be determined by the Calculation Agent. If interest is calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.

EXCHANGE RATES

General

The notes are designed for investors who believe that the value of the Australian Dollar, Canadian Dollar, Swedish Kroner and Norwegian Kroner will appreciate relative to the value of the Euro and Swiss Franc over the term of the notes. The Basket Currencies consist of the Australian Dollar, Canadian Dollar, Swedish Kroner, Norwegian Kroner, the Euro and Swiss Franc. The Australian Dollar, Canadian Dollar, Swedish Kroner and Norwegian Kroner each makes up a portion of the Basket with a weighting, on the date of this pricing supplement, of 25%. The Euro and Swiss Franc each makes up a portion of the Basket with a weighting, on the date of this pricing supplement, of -50%.

Historical Data on the Basket Currencies

The following charts show the weekly spot exchange rates for each Basket Currency in the period from the week of January 7, 2000 through the week of September 19, 2005 using historical data obtained from Reuters. The spot exchange rates are expressed as the amount of U.S. dollars per Basket Currency to show the appreciation or depreciation, as the case may be, of the Basket Currency against the U.S. dollar. The spot exchange rates used to calculate the Basket Value described above under "Description of the Notes" are expressed as the amount of Basket Currency per U.S. dollars, which are the inverse of the spot exchange rates presented in the following charts.

The historical data on each Basket Currency is not necessarily indicative of the future performance of the Basket Currencies, the Basket or what the value of the notes may be. Fluctuations in exchange rates make the Repayment Amount payable at maturity difficult to predict. Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

The Australian Dollar

Weekly Performance of AUD versus USD

The Canadian Dollar

Weekly Performance of CAD versus USD

The Swedish Kroner

Weekly Performance of SEK versus USD

The Norwegian Kroner

Weekly Performance of NOK versus USD

Euro

Weekly Performance of EUR versus USD

The Swiss Franc

Weekly Performance of CHF versus USD

For the week of September 19, 2005, the spot exchange rate for the closing price of one Australian Dollar in U.S. dollars was $0.7573, one Canadian Dollar in U.S. dollars was $0.8544, one Swedish Kroner in U.S. dollars was $0.1286, one Norwegian Kroner in U.S. dollars was $0.1545, one Euro in U.S. dollars was $1.2056 and one Swiss Franc in U.S. dollars was $0.7747.

The following chart shows the hypothetical composite performance of the Basket based upon the weekly data from Reuters. The value of the Basket was indexed to a level of 100.00% for the week of January 7, 2000 based upon the spot exchange rates of Basket Currencies relative to the U.S. dollar prevailing on that date. The composite value of the Basket Currencies on any subsequent day was obtained by using the calculation of the Basket Value described above in "Description of the Notes" where the numerator is the exchange rate on January 7, 2000 and the denominator is the new spot exchange rate. Spot exchange rates used in this determination are expressed as the number of units of Basket Currency per unit of U.S. dollar.

Weekly Performance of the Global Growth Basket

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Contingent Payment Debt Instruments

We intend to treat the notes as "contingent payment debt instruments." As such, we intend to report interest deductions with respect to the notes based on this treatment and will, upon written request, provide holders of notes with a projected payment schedule. Under such characterization, holders of the notes will accrue original issue discount based on the "comparable yield" of the notes (generally, the rate at which we would issue a fixed rate debt instrument with terms and conditions similar to the notes), and if the actual payments made on the notes differ from the projected payments, positive or negative adjustments will be made for such differences for tax purposes. In addition, any gain or loss on the sale, exchange or retirement of the notes generally will be treated as ordinary income or loss.

A contingent payment debt instrument for which payments of principal or interest are denominated in, or determined by reference to, more than one currency may be subject to special rules, unless the "denomination currency" for such instrument is determined to be the United States Holder's functional currency (the U.S. dollar), in which case the contingent payment debt regulations will apply without taking into account the special rules for nonfunctional currency contingent payment debt instruments. We intend to take the position that the denomination currency of the notes is the U.S dollar. If such determination were not respected, it could affect the amount, timing and character of income, gain or loss recognized by United States Holders in respect of the notes. A United States Holder is required to use the denomination currency determined by us for purposes of the contingent payment debt regulations, unless such determination is unreasonable and such United States Holder timely discloses to the IRS the use of another currency. Based on the foregoing, the remainder of this discussion assumes the notes will be subject to the contingent payment debt regulations without regard to the special rules for nonfunctional currency contingent payment debt instruments.

Based on the current interest rate environment, we estimate that the comparable yield of the notes would be an annual rate of approximately 4.17%, compounded quarterly. We will not determine the actual comparable yield of the notes, however, until they are issued. A positive adjustment, for the amount by which the actual payment at maturity exceeds the projected contingent payment, will be treated as additional interest. A negative adjustment will be treated as follows: (i) first, a negative adjustment will reduce the amount of interest required to be accrued in the current year, (ii) second, a negative adjustment that exceeds the amount of original issue discount accrued in the current year will be treated as ordinary loss to the extent of your total prior original issue discount inclusions with respect to the note.

Holders of the notes can obtain the comparable yield of the notes and the projected payment schedule by submitting a written request for them to Lehman Brothers Holdings at the following address (which replaces the address provided in the accompanying Prospectus):

  Controller's Office
  Lehman Brothers Holdings Inc.
  745 Seventh Avenue
  New York, New York 10019
  (212) 526-7000

By purchasing a note, a holder agrees to be bound by our determination of the comparable yield and the projected payment schedule. For United States federal income tax purposes, a holder of notes must use the comparable yield and projected payment schedule in determining its original issue discount accruals, and the adjustments thereto described above, in respect of the notes. The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a holder's original issue discount and adjustments thereof in respect of the notes and do not constitute a projection or representation regarding the actual amount of the payments on a note.

Gain recognized upon the sale, exchange or other disposition of a note will generally be treated as ordinary income. Any loss recognized on the disposition of a note will be treated as ordinary loss to the extent of your prior original issue discount inclusions with respect to the note. Any loss in excess of that amount will be treated as capital loss.

For a general discussion of the tax consequences associated with contingent payment debt instruments, see "United States Federal Income Tax Consequences—Debt Securities—Consequences to United States Holders—Contingent Payment Debt Securities" in the Prospectus.

It is possible that the notes may be taxed in some manner other than that described above. A different treatment from that described above could affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. Investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the notes in light of their particular circumstances, as well as the tax consequences arising under state, local, foreign and other tax laws.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase from us, the principal amount of the notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the notes, if any are taken. The Agent proposes to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale.

We have agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

The notes are a new issue of securities with no established trading market. We have been advised by the Agent that it intends to make a market in the notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

Lehman Brothers Holdings or an affiliate may enter into swap agreements or related hedge transactions with one of Lehman Brothers Holdings' other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

The Agent has represented and agreed that:

  •
  it and each of its affiliates have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA") received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  •
  it and each of its affiliates have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The Agent has agreed that it will comply with all applicable laws and regulations in force in any jurisdiction in which it offers or sells the notes or possesses or distributes this pricing supplement, the MTN prospectus supplement, the base prospectus or any other offering material and will obtain any consent, approval or permission required by it for the offer or sale by it of the notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such offers or sales.

An affiliate of ours has entered into a swap transaction in connection with the notes and has received customary compensation for that transaction.

If the notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.

U.S.$15,640,000

LEHMAN BROTHERS HOLDINGS INC.
MEDIUM-TERM NOTES, SERIES H
Principal Protected Global Growth Basket FX-Linked Notes
Due October 1, 2007

PRICING SUPPLEMENT
SEPTEMBER 27, 2005
(INCLUDING PROSPECTUS SUPPLEMENT
DATED MAY 18, 2005 AND
PROSPECTUS
DATED MAY 18, 2005)

LEHMAN BROTHERS

QuickLinks

SUMMARY INFORMATION—Q&A
RISK FACTORS RELATING TO THE NOTES
DESCRIPTION OF THE NOTES
EXCHANGE RATES
The Australian Dollar
Weekly Performance of AUD versus USD
The Canadian Dollar
Weekly Performance of CAD versus USD
The Swedish Kroner
Weekly Performance of SEK versus USD
The Norwegian Kroner
Weekly Performance of NOK versus USD
Euro
Weekly Performance of EUR versus USD
The Swiss Franc
Weekly Performance of CHF versus USD
Weekly Performance of the Global Growth Basket
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
SUPPLEMENTAL PLAN OF DISTRIBUTION